U.S. SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                                 FORM 10-SB

                 GENERAL FORM FOR REGISTRATION OF SECURITIES
                OF SMALL BUSINESS ISSUERS UNDER SECTION 12(b)
                   OR 12(g) OF THE SECURITIES ACT OF 1934


                             THE FURNISHING CLUB
             __________________________________________________
               (NAME OF SMALL BUSINESS ISSUER IN ITS CHARTER)


NEVADA                                                            88-0455472
(STATE OR OTHER JURISDICTION OF                             (I.R.S. EMPLOYER
INCORPORATION OR ORGANIZATION)                           IDENTIFICATION NO.)


                            7386 Cobble Field St
                           Las Vegas, Nevada 89119
       _______________________________________________________________
         (ADDRESS OF PRINCIPAL EXECUTIVE OFFICES INCLUDING ZIP CODE)

                               (702) 458-6950
                         (ISSUER'S TELEPHONE NUMBER)

         Securities to be Registered Under Section 12(b) of the Act:

                                    None

         Securities to be Registered Under Section 12(g) of the Act:

                                Common Stock
                               $.001 Par Value
                              (Title of Class)

                                 Copies To:
                          Donald J. Stoecklein, Esq.
                          402 W. Broadway, Suite #400
                             San Diego, CA 92101
                              Tel: 619-595-4882
                              Fax: 619-595-4883

                                   PART 1

ITEM 1

                         FORWARD LOOKING STATEMENTS

     In this registration statement references to "Furnishing Club," "we," "us," and "our" refer to The Furnishing Club.

     This Form 10-SB contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For this purpose any statements contained in this Form 10-SB that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the foregoing, words such as "may," "will," "expect," "intend," "believe," "anticipate," "estimate" or "continue" or comparable terminology are intended to identify forward-looking statements. These statements by their nature involve substantial risks and uncertainties, and actual results may differ materially depending on a variety of factors, many of which are not within The Furnishing Club control. These factors include but are not limited to economic conditions generally and in the industries in which The Furnishing Club may participate; competition within The Furnishing Club chosen industry, including competition from much larger competitors; technological advances and failure by The Furnishing Club to successfully develop business relationships.

                         DESCRIPTION OF THE BUSINESS

GENERAL

     The Furnishing Club is filing this Form 10-SB on a voluntary basis in order to make The Furnishing Club's financial information equally available to any interested parties or investors and meet certain listing requirements for publicly traded securities on the National Association of Securities Dealers' (NASD), Over the Counter Electronic Bulletin Board. The Company anticipates filing an information statement with a sponsoring NASD Broker-Dealer for listing of its securities on the OTC Electronic Bulletin Board upon completion of the Company's comment period for this Form 10-SB filing.

                            BUSINESS DEVELOPMENT

Form And Year Of Organization

     The Company, a development stage company, was organized March 22, 2000 as a Nevada corporation, and has a limited operation history. The Furnishing Club was organized to develop a business as an online retailer of furniture and home accessories.

     Because the nature of the Company's business is expected to change as result of shifts in the market, the development of new and improved technology, management forecasts are not necessarily indicative of future operations and should not be relied upon as an indication of future performance. See "Management's Discussion and Analysis of Financial Condition and Results of Operations" and "The Company-Industry Overview - Competition."

Any Bankruptcy, Receivership, Or Similar Proceeding

     There have been no bankruptcy, receivership or similar proceedings.

Any Material Reclassification, Merger, Consolidation, Or Purchase Or Sale Of A Significant Amount Of Assets Not In The Ordinary Course Of Business

     There have been no material reclassifications, mergers, consolidations, or purchase or sale of a significant amount of assets not in the ordinary course of business.

                           BUSINESS OF THE COMPANY

Principal Products Or Services And Their Markets

     The Furnishing Club intends to be an online retailer of furniture and home accessories. Our goal is to offer a comprehensive, personalized and service-oriented solution for consumers seeking home furnishings and decorating via the Internet. Our initial product focus will be furniture, the foundation of home furnishings and the category around which we build customer relationships. We intend to offer furniture for every room of the home, including beds, tables, desks, entertainment centers and upholstered sofas and chairs. As part of our complete home solution, we may sell accessories, including lamps, wall art, rugs, mattresses and linens.

     We intend to offer comprehensive selections with a broad range of styles and prices from a broad base of manufacturers.

     The home furnishings industry is large and highly fragmented. According to Furniture Today, the top 10 furniture retailers accounted for less than 15% of the retail furniture market in 1998. According to the U.S. Census Bureau, in 1998 the home furnishings market exceeded $150 billion, and the market for household furniture and home accessories was $72 billion. The home furnishings manufacturing industry is also extremely fragmented. According to the most recent U.S. Department of Commerce Economic Census, there were more than 5,500 manufacturers of household furniture in 1997, 95% of which had annual sales of less than $10 million.

     We intend to make The Furnishing Club a destination for finding all the comforts of home. Upon completion of our easy to use Web site, we intend to provide consumers a destination to receive personalized decorating advice, purchase our products and services, and access a wide variety of information and resources. We believe that The Furnishing Club business plan, when implemented will provide:

  * convenience through our intended broad product selection, simplified searching capabilities and quality shipping programs;

  * personalized customer experiences, personal shopping service, tailored product selections and targeted editorial content and promotional offers;

  * detailed product information and decorating advice to empower customers to make confident home furnishing and decorating decisions;

  *    superior customer service throughout The Furnishing Club experience; and

  * compelling value to our customers through lower prices and a favorable shopping experience as compared to traditional retail stores.

Industry Overview

Home Furnishing Market. The home furnishings market exceeded $150 billion in 1998, according to the U.S. Census Bureau. This figure does not include retail sales generated by department stores. Of this broad market, which ranges from household furniture and appliances to draperies and glassware, approximately $72 billion was household furniture and home accessories. We believe that growth in both home ownership and house size will further increase demand for home furnishings. According to the U.S. Census Bureau, home ownership is currently at a record high of 67% and the size of an average house has increased 25% since 1980.

Traditional Retail Channel For Home Furnishing. Home furnishings retailing is highly fragmented and, to date, no dominant national home furnishings retailer has emerged. According to FURNITURE TODAY, the top 10 furniture retailers accounted for less than 15% of the retail furniture market in 1998. Traditional retail channels include:

  *    national and regional store-based retailers;

  *    catalog retailers that sell primarily through direct mail;

  *    manufacturers that sell directly to consumers; and

  *    North Carolina and other discount showrooms.

Home Furnishing Manufacturing. Home furnishings manufacturing is highly fragmented and few meaningful brands exist. Based on the most recent U.S. Department of Commerce Economic Census, in 1997 there were more than 5,500 manufacturers of household furniture, 95% of which had annual sales under $10 million. Competition is intense, with manufacturers focused on gaining access to retail distribution rather than building consumer awareness of brands through marketing and advertising. In this environment, few meaningful manufacturer brands have developed. According to a 1998 study sponsored by the Home Furnishing Council, a majority of customers across all demographic groups could not recall the manufacturer brand name of the most expensive piece of furniture that they purchased in the last five years.

Growth Of Consumer Online Commerce. Consumer online commerce continues to grow rapidly. According to Forrester Research, there were approximately 17.4 million online shopping households in the U.S. in 1999. This number is projected to grow to more than 46 million, representing approximately 44% of total U.S. households, by 2003. This represents approximately a 28% compound annual growth rate. U.S. online sales were estimated to be more than $20 billion in 1999 and are projected to grow to more than $143 billion by 2003, a compound annual growth rate of approximately 64%. In addition, the average dollar amount of annual online purchases per U.S. online household during 1999 was estimated to be more than $1,100 and is projected to increase to more than $3,000 by 2003, a compound annual growth rate of approximately 29%.

Growth Of Online Home Furnishing Sales. Consumers regularly purchase furniture and home accessories without actually viewing the merchandise. In stores, many consumers buy from binders containing product images and swatches. Consumers are also buying an increasing amount of home furnishings through direct marketing channels. According to the Direct Marketing Association, in 1998, catalogs featuring home furnishings and housewares represent approximately 20% of approximately $87 billion in catalog retail sales.

     Forrester Research estimates that online revenues from home furnishings sales will grow from $518 million in 1999 to $6.4 billion in 2003, a compound annual growth rate of approximately 87%. Forrester estimates that online revenues from the household furniture component of home furnishings sales will grow from $268 million in 1999 to $2.8 billion in 2003, a compound annual growth rate of approximately 80%.

Limitations Of The Traditional Retail Experience. We believe that consumers face significant challenges furnishing and decorating their homes. In the 1998 Home Furnishing Council survey, consumers described the home furnishings retail experience as one of frustration and confusion. The study also found that approximately 80% of consumers purchasing new furniture disliked shopping for furniture. We believe the dissatisfaction with the shopping experience has resulted in significant pent-up demand for home furnishings by consumers who have avoided the traditional retail experience. Consumers buying home furnishings through traditional retail channels are frustrated and dissatisfied by the following:

     Lack Of Convenience. Traditional retailers generally fail to meet consumers' desires to conveniently furnish and decorate their homes.

     No Comprehensive One-Stop Solution. Traditional retailers must limit their product offerings, primarily due to space constraints and inventory carrying costs, which forces consumers to visit several stores to meet all their home furnishings needs. According to the 1998 Home Furnishing Council survey, consumers make an average of 5.9 shopping trips to 3.7 store-based retailers before buying a single piece of furniture.

     Difficult Search Process. At traditional retail stores, consumers must often search through cumbersome binders provided by manufacturers containing product images and swatches. These binders are often poorly arranged, require a significant investment of time to sort through and typically provide little, if any, information regarding the quality, construction and care of the items being considered.

     Time Consuming Shopping Experience. Many busy consumers are not willing or able to take the time it has traditionally taken to furnish and decorate their homes. This problem is compounded by the fact that furnishing and decorating is often a process involving multiple decision-makers, who can shop together only at night or on weekends.

     Limited Information And Decorating Advice. Given the structure and limitations of the traditional home furnishings industry, we believe that consumers face significant challenges furnishing and decorating their homes through traditional retail channels.

     Few Meaningful Manufacturer Brands. The absence of manufacturer brand awareness in the home furnishings industry leaves consumers without a credible indicator for style, quality or value. In many other considered purchases, consumers can rely on brand identities to aid in their decision-making process.

     Ineffective Sales Assistance. According to the 1998 Home Furnishing Council survey, 74% of consumers would prefer to shop for home furnishings without a salesperson. Dissatisfaction with salespeople results from their inability to provide decorating advice, their lack of product knowledge and perceived biases resulting from their commission-based pay structure.

     Limited Product Information. Many retail stores do not provide consumers with written product information or fabric or finish samples. The lack of information, together with the absence of an authoritative resource rating home furnishings products, makes it difficult for consumers to compare and assess the value of items under consideration.

     Inability To Visualize Decorating Solutions. In a typical retail environment consumers are unable to visualize how their new selections will fit into their homes. Most consumers find it difficult to imagine layouts, color schemes or furniture scale, making it a challenge to design an integrated room solution.

     Poor Customer-Service Follow Through. We believe the traditional home furnishings experience is characterized by poor customer service. Traditional retailers devote only limited resources to customer care from purchase through delivery. Delivery can take months and, as a result of limited tracking capabilities, consumers are usually unable to obtain information regarding order status. In addition, retailers often charge customers for delivery and, if a customer returns an order, the customer is typically charged a restocking fee.

Markets And Marketing

     The Furnishing Club plans to implement a comprehensive campaign to market and promote The Furnishing Club. Our marketing and promotion strategy will be designed to:

  *    build The Furnishing Club brand recognition;

  *    increase consumer traffic to our Web site;

  *    convert browsers into buyers; and

  *    build loyal customer relationships and maximize repeat purchases.

     We intend to commence our targeted advertising and marketing campaign to increase awareness of The Furnishing Club brand and to acquire new customers through multiple channels, including traditional and online advertising, direct marketing and expanding the scope of our strategic relationships. We believe that the use of multiple marketing channels reduces reliance on any one source of customers and maximizes our brand awareness.

     In addition to the specific strategies discussed below, we intend to maximize the lifetime value of our customers by focusing on customer care, satisfaction and retention.

Online Advertising. We plan to engage in targeted online advertising to promote The Furnishing Club brand name and product offerings. We intend to pursue agreements with major portals, including AOL, AltaVista, Excite@Home, Lycos, MSN and Yahoo! to feature The Furnishing Club in the shopping, home and other relevant areas on these portals. These agreements should provide us with a prominent position in the home-related shopping areas of these major portals and access to the majority of "furniture" search keyword inventory.

Competition

     The online home furnishing and decorating category is relatively new, rapidly evolving and competitive, with several well-funded participants seeking category leadership. We expect to face competition in all product categories we attempt to enter. Barriers to entry are low, and current and new competitors can launch Web sites at minimal cost.

     The Furnishing Club potentially competes with:

 * traditional retailers of home furnishings in both their physical store and online operations, including furniture stores such as Ethan Allen, Heilig-Myers and Levitz Furniture, department stores such as Dayton Hudson, Federated Department Stores, J.C. Penney Company, May Department Stores Company and Sears, Roebuck and Company and specialty retailers such as Bed Bath & Beyond, Linens 'n Things and Pier 1 Imports;

  * other online retailers of home furnishings such as FurnitureFind.com, HomePoint.com and BeHome.com;

  * catalog and multichannel retailers of home furnishings such as Fingerhut, Pottery Barn and Spiegel;

  * manufacturers of home furnishings that sell directly to end-customers, either through physical retail or online channels; and

  * Internet portals and online service providers that feature shopping services, such as AltaVista, AOL, Excite@Home, Lycos and Yahoo!.

     We believe that the following are the principal competitive factors in our category:

  *    selection;

  *    retailer brand recognition;

  *    quality of customer experience from shopping through delivery;

  *    product information and content; and

  *    price and value.

     Many of our potential competitors, particularly the traditional store-based retailers, have longer operating histories and greater financial and other resources than The Furnishing Club, which they may devote to online enterprise development. In addition, larger, well-established and well-financed entities may acquire, invest in or form joint ventures with online competitors.

     Our potential competitors may be able to secure products from vendors on more favorable terms, fulfill customer orders more efficiently and adopt more aggressive pricing or inventory availability policies than we do. Traditional store-based retailers also have the advantage of allowing customers to physically see and feel products in a manner that is not possible over the Internet. Given our limited operating history, many of our potential competitors have significantly greater experience selling home furnishing products than we do. For example, established catalog retailers showrooms may have greater experience than we do in marketing and selling home furnishings without in-person customer interaction.

Product Development

     Our  success  is  dependent  on  our  keeping  pace  with  advances   in
technology. If we are unable to keep pace with advances in technology, consumers may stop purchasing products on our web site.

     The Internet and online commerce markets are characterized by rapid technological change, changes in user and customer requirements, frequent new product and service introductions embodying new technologies and the emergence of new industry standards and practices that could render our planned Web site and technology obsolete. If we are unable to adapt to changing technologies, our business could be harmed. Our performance will depend, in part, on our ability to implement our planned services, develop new technology that addresses the increasingly sophisticated and varied needs of our prospective customers and respond to technological advances and emerging industry standards and practices on a timely and cost-effective basis. The development of our intended Web site and other proprietary technology entails significant technical and business risks. We may not be successful in using new technologies effectively or adapting our Web site or other proprietary technology to customer requirements or to emerging industry standards. New services or features that we introduce on our Web site may contain errors, and we may need to modify the design of these services and features to correct errors. If customers encounter difficulty with or do not accept new services or features, they may buy from our competitors and our sales may decline. Additionally there may be significant delays in developing and launching our Web site.

Personnel

     The Furnishing Club employs one person, Hue Do the sole Officer and Director of the Company, on a part time basis. We do not plan to add additional employees until our Web site is complete and the procedures are in place to commence operations.

Risks

     While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur.

     Despite Management's belief that the Company can effectively compete because of its intended emphasis as an online retailer of furniture and home accessories, the Company's ability to succeed will depend upon a number of factors, including its ability to secure funding, assemble a large amount of text and visual data needed for resource viewing and research, develop its web site quickly enough to encourage users to increase time spent at the site, and convince advertisers to sponsor and maintain ongoing funding of the site.

     The Company's viability is substantially dependent upon the widespread acceptance and use of the Internet. The Internet has experienced, and is expected to continue to experience, significant growth in the number of users and amount of traffic. There can be no assurance that the Internet infrastructure will continue to be able to support the demands placed on it by this continued growth. In addition, delays in the development or adoption of new standards and protocols to handle increased levels of Internet activity or increased governmental regulation could slow or stop the growth of the Internet as a viable medium for online retailers. Moreover, critical issues concerning the commercial use of the Internet (including security, reliability, accessibility and quality of service) remain unresolved and may adversely affect the growth of Internet. The failure to resolve critical issues concerning use of the Internet, the failure of the necessary infrastructure to develop in a timely manner, or the failure of the Internet to continue to develop rapidly as a viable medium would have a material adverse effect on the Company's business, financial condition, operating results and cash flows.

     The Company's performance and future operating results are substantially dependent on the continued service and performance of its current Management. The Company intends to hire a relatively small number of additional technical and marketing personnel in the next year. Competition for such personnel is intense, and there can be no assurance that the Company will be able to retain its essential employees or that it will be able to attract or retain highly-qualified technical and managerial personnel in the future. The loss of the services of the Company's current Management or the inability to attract and retain the necessary technical, and marketing personnel could have a material adverse effect upon the Company's business, financial condition, operating results and cash flows.

     The current officer, Mrs. Hue Do, is the sole officer and director of the company and has control in directing the activities of the Company. She is involved in other business activities and may, in the future, become involved in additional business opportunities. If a specific business opportunity becomes available, Mrs. Do may face a conflict of interest. The Company has not formulated a plan to resolve any conflicts that may arise. While the Company and its sole officer and director have not formally adopted a plan to resolve any potential or actual conflicts of interest that exist or that may arise, she has verbally agreed to limit her roles in all other business activities to roles of passive investor and devote full time services to the Company once the Company's Web site is operational.

  While Management believes its estimates of projected occurrences and events are within the timetable of its business plan, there can be no guarantees or assurances that the results anticipated will occur. Investors in the Company should be particularly aware of development or the inherent risks associated with the Company's planned Internet business. These risks include a lack of a proven market for the Company's web site, lack of equity funding, and the size of the Company compared to the size of its competitors. Although Management intends to implement its business plan through the foreseeable future and will do its best to mitigate the risks associated with its business plan, there can be no assurance that such efforts will be successful. Management has no liquidation plans should the Company be unable to receive funding. Should the Company be unable to implement its business plan, Management would investigate all options available to retain value for the stockholders. Among the options that would be considered are:

*    acquisition of another product or technology,

* or a merger or acquisition of another business entity that has revenue and/or long-term growth potential.

  However, there are no pending arrangements, understandings or agreements with outside parties for acquisitions, mergers or any other material transactions.

  At this time, the Company is conceptually designing its Web site and contacting manufactures and wholesalers for product.

ITEM 2

                              PLAN OF OPERATION

     The Company's current cash balance is $62,929. Management believes the current cash balance is sufficient to fund the current minimum level of operations through September 30, 2001, however, in order to advance the Company's business plan the Company must raise additional capital through the sale of equity securities. To date, the Company has sold $80,000 in equity securities and used approximately $10,000 for legal fees. Sales of the Company's equity securities have allowed the Company to maintain a positive cash flow balance.

     Management has made initial progress in implementing its business plan by commencing design of its Web site. The Company intends to use its initial equity capital to fund the Company's business plan during the next twelve months as cash flow from sales is not estimated to begin until year two of its business plan. The Company will face considerable risk in each of its business plan steps, such as difficulty of hiring competent personnel within its budget, longer than anticipated web site programming, and a shortfall of funding due to the Company's inability to raise capital in the equity securities market. If no funding is received during the next twelve months, the Company will be forced to rely on its existing cash in the bank. In such a restricted cash flow scenario, the Company would be unable to complete its business plan steps, and would, instead, delay all cash intensive activities. Without necessary cash flow, the Company may be dormant during the next twelve months, or until such time as necessary funds could be raised in the equity securities market.

ITEM 3

                           DESCRIPTION OF PROPERTY

     The Company's principal executive office address is 7386 Cobblefield Street, Las Vegas, Nevada 89123. The principal office and telephone number are provided by the sole officer of the corporation. The costs associated with the use of the telephone and mailing address were deemed by management to be immaterial as the telephone and mailing address were almost exclusively used by the officer for other business purposes. Management considers the Company's current principal office space arrangement adequate until such time as the Company achieves its business plan goal of raising capital and then begins hiring new employees per its business plan.

ITEM 4

       SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information on the ownership of the Company's voting securities by Officers, Directors and major stockholders as well as those who own beneficially more than five percent of the Company's common stock through the most current date - October 2, 2000:

        Name of Beneficial Owner(1)              Number        Percent
                                               Of Shares          Of
                                                              Ownership
Hue Do                                          1,000,000         11.90%

Tim Do (2)                                      1,000,000         11.90%

Todd Ream                                       3,000,000         35.71%
2123 Maple Springs St.
Henderson, Nevada 89015

Ant Inc.                                        1,000,000         11.90%
1850 E. Flamingo Rd. #111
Las Vegas, Nevada 89119

Titanium Financial Fund (3)                       780,000          9.29%
2620 S. Maryland Parkway #195
Las Vegas, 89109
------------------------------------------------------------------------
All Directors & Officers as a Group             2,000,000         23.81%

(1) As used in this table, "beneficial ownership" means the sole or shared power to vote, or to direct the voting of, a security, or the sole or shared investment power with respect to a security (i.e., the power to dispose of, or to direct the disposition of, a security). In addition, for purposes of this table, a person is deemed, as of any date, to have "beneficial ownership" of any security that such person has the right to acquire within 60 days after such date.
(2) Tim Do and Hue Do are counted collectively as a result of their marital status.
(3) These share include 40,000 shares owned by the spouse of the President of Titanium Financial Fund.

ITEM 5

        DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS, AND CONTROL PERSONS

     The members of the Board of Directors of the Company serve until the next annual meeting of stockholders, or until their successors have been elected. The officers serve at the pleasure of the Board of Directors. Information as to the directors and executive officers of the Company is as follows:

Name                 Age   Title
Hue Do               42    President, Director, Secretary, Treasurer

Duties, Responsibilities and Experience

Hue Do. Hue Do has held the position of President, Secretary, Treasurer, and Director of the Company from inception. Since 1995 Mrs. Do has held a position as technician in the cosmetic and hair salon industry. During her spare time Mrs. Do has concentrated her efforts on computers and the Internet, with a focus on e-Commerce. Mrs. Do's interest in the furniture business is directly related to her contact with family members who manufacture wholesale and retail furniture.

     Directors are elected to serve until the next annual meeting of stockholders and until their successors have been elected and qualified. Officers are appointed to serve until the meeting of the Board of Directors following the next annual meeting of stockholders and until their successors have been elected and qualified.

     No Executive Officer or Director of the Corporation has been the subject of any Order, Judgment, or Decree of any Court of competent jurisdiction, or any regulatory agency permanently or temporarily enjoining, barring suspending or otherwise limiting him from acting as an investment advisor, underwriter, broker or dealer in the securities industry, or as an affiliated person, director or employee of an investment company, bank, savings and loan association, or insurance company or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any securities.

     No Executive Officer or Director of the Corporation has been convicted in any criminal proceeding (excluding traffic violations) or is the subject of a criminal proceeding which is currently pending.

     No Executive Officer or Director of the Corporation is the subject of any pending legal proceedings.

ITEM 6

                           EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation of the Company's executive officer and director during each of the fiscal years since inception of the Company. The remuneration described in the table does not include the cost to the Company of benefits furnished to the named executive officers, including premiums for health insurance and other benefits provided to such individual that are extended in connection with the conduct of the Company's business. The value of such benefits cannot be precisely determined, but the executive officers named below did not receive other compensation in excess of the lesser of $50,000 or 10% of such officer's cash compensation.

Summary Compensation Table

                                                         Long Term
                         Annual Compensation            Compensation
 Name and                          Other Annual Restricted
 Principal   Year  Salary   Bonus  Compensation    stock    Options  Others
 Position           (1)
Hue Do -     2000  $18,000                      100,000
President


  (1)  Based upon a 12 month period at $1,500 per month.

ITEM 7

               CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     On April 1, 2000 the Company entered into an agreement with Hue Do wherein Mrs. Do would receive a six month employment contract, for $1,500 per month concurrent with her contribution into the Company of her intellectual property rights pertaining to the concept of marketing and distributing furniture through the Internet. Mrs. Do and her husband, Tim Do, received 100,000 shares each of common stock in the Company for assistance in the corporate formation.

ITEM 8

                          DESCRIPTION OF SECURITIES

Common Stock

     The Company's Articles of Incorporation authorizes the issuance of 20,000,000 shares of common stock, $.001 par value per share, of which 8,400,000 shares are outstanding as of the date of this Prospectus. Holders of shares of common stock are entitled to one vote for each share on all matters to be voted on by the stockholders. Holders of common stock have no cumulative voting rights. Holders of shares of common stock are entitled to share ratably in dividends, if any, as may be declared, from time to time by the Board of Directors in its discretion, from funds legally available therefor. In the event of a liquidation, dissolution or winding up of the Company, the holders of shares of common stock are entitled to share pro rata all assets remaining after payment in full of all liabilities. Holders of common stock have no preemptive rights to purchase the Company's common stock. There are no conversion rights or redemption or sinking fund provisions with respect to the common stock. All of the outstanding shares of common stock are validly issued, fully paid and non-assessable.

Preferred Stock

     The Company's Articles of Incorporation also authorizes the issuance of 5,000,000 shares of Preferred Stock, $.001 par value per share, of which there are no shares outstanding.
                                   PART II

ITEM 1

  MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER
                             SHAREHOLDER MATTERS

     The Company plans to file for trading on the OTC Electronic Bulletin Board which is sponsored by the National Association of Securities Dealers
(NASD). The OTC Electronic Bulletin Board is a network of security dealers who buy and sell stock. The dealers are connected by a computer network which provides information on current "bids" and "asks" as well as volume information.

     As of the date of this filing, there is no public market for the Company's securities. As of October 2, 2000, the Company had 57 stockholders of record. The Company has paid no cash dividends. The Company has no outstanding options. The Company has no plans to register any of its securities under the Securities Act for sale by security holders. There is no public offering of equity and there is no proposed public offering of equity.

ITEM 2

                              LEGAL PROCEEDINGS

The Company is not currently involved in any legal proceedings and is not aware of any pending or potential legal actions.

ITEM 3

   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING CONTROL AND
                            FINANCIAL DISCLOSURE

     In 2000, we engaged the services of Barrie L. Friedman, P.C. of Las Vegas, Nevada, to provide an audit of our Financial Statements form March 22,2000 (inception) to September 30, 2000. This was our first auditor. We have no disagreements with our auditor through the date of this filing.

ITEM 4

                   RECENT SALES OF UNREGISTERED SECURITIES

     On March 22, 2000, the Board of Directors authorized the issuance of 500,000 shares of common stock for services to Todd Ream, Hue Do and Tim Do
Rule 144 shares. The Company relied upon Section 4(2) of Securities Act of 1993, as amended (the "Act"). The Company issued the shares in satisfaction of management services rendered to officers, directors and consultants which does not constitute a public offering. The shares are subject to a 1 year lockup period, commencing on August 2, 2000, pursuant to a lockup agreement executed on July 10, 2000.

     On March 28, 2000, the Company offered and sold 100,000 shares at $0.20 per share to a non-affiliated private investor. The Company relied upon
Section 4(2) of the Securities Act of 1993, as amended (the "Act"). The investor was given access to all material aspects of the Company, including the business, management, offering details, risk factors and financial statements. The investor also completed a subscription confirmation letter and subscription agreement whereby the investor certified that it was purchasing the shares for its own accounts, with investment intent and that the investor was either "accredited", or was a "sophisticated" purchaser, having prior investment experience or education, and having adequate and reasonable opportunity and access to any corporate information necessary to make an informed investment decision. This offering was not accompanied by general advertisement or general solicitation and the shares were issued with a Rule 144 restrictive legend. The shares are subject to a 1 year lockup period, commencing on August 2, 2000, pursuant to a lockup agreement executed on July 10, 2000.

     On March 30, 2000, the Company issued 50,000 shares of its $0.001 par value common stock for legal services valued at $.20 per share, or $10,000.00. Subsequently the 50,000 shares were cancelled with the agreement that $10,000 in cash would be paid for the legal services as opposed to the issuance of stock.

     From the period of August 2, 2000 and September 29, 2000 the Company offered and sold 240,000 shares at $0.25 per share to non affiliated investors. The Company relied upon Regulation D 504 of the Securities Act of 1933, as amended (the "Act") and registered the offering with the State of Nevada. Each prospective investor was given a prospectus designed to disclose all material aspects of an investment in the Company, including the business, management, offering details, risk factors and financial statements. Each investor also completed a subscription agreement whereby the investors certified that they were purchasing the shares for their own accounts.

     Under the Securities Act of 1933 , all sales of an issuers's securities or by a stockholder, must either be made (i) pursuant to an effective registration statement filed with the SEC, or (ii) pursuant to an exemption from the registration requirements under the 1933 Act.

     Rule 144 under the 1933 Act sets forth conditions which if satisfied, permit persons holding control securities (affiliated stockholders, i.e., officers, directors or holders of at least ten percent of the outstanding shares) or restricted securities (non-affiliated stockholders) to sell such securities publicly without registration. Rule 144 sets forth a holding period for restricted securities to establish that the holder did not purchase such securities with a view to distribute. Under Rule 144, several provisions must be met with respect to the sales of control securities at any time and sales of restricted securities held between one and two years. The following is a summary of the provisions of Rule 144: (a) Rule 144 is available only if the issuer is current in its filings under the Securities an Exchange Act of 1934. Such filings include, but are not limited to, the issuer's quarterly reports and annual reports; (b) Rule 144 allows resales of restricted and control securities after a one year hold period, subjected to certain volume limitations, and resales by non-affiliates holders without limitations after two years; (c) The sales of securities made under Rule 144 during any three-month period are limited to the greater of: (i) 1% of the outstanding common stock of the issuer; or (ii) the average weekly reported trading volume in the outstanding common stock reported on all securities exchanges during the four calendar weeks preceding the filing of the required notice of the sale under Rule 144 with the SEC.

     On September 29, 2000 the Board of Directors authorized a forward stock split of 10:1 resulting in a total of 8,400,000 shares of common stock issued and outstanding.

ITEM 5

                  INDEMNIFICATION OF DIRECTORS AND OFFICERS

     Pursuant to Nevada Revised Statutes Section 78.7502 and 78.751 our Articles of Incorporation and bylaws provide for the indemnification of present and former directors and officers and each person who serves at our request as our officer or director. Indemnification for a director is mandatory and indemnification for an officer, agent or employee is permissive. We will indemnify such individuals against all costs, expenses and liabilities incurred in a threatened, pending or completed action, suit or proceeding brought because such individual is our director or officer. Such individual must have conducted himself in good faith and reasonably believed that his conduct was in, or not opposed to, our best interest. In a criminal action he must not have had a reasonable cause to believe his conduct was unlawful. This right of indemnification shall not exclusive of other rights the individual is entitled to as a matter of law or otherwise.

     We will not indemnify an individual adjudged liable due to his negligence or willful misconduct toward us, adjudged liable to us, or if he improperly received personal benefit. Indemnification in a derivative action is limited to reasonable expenses incurred in connection with the proceeding. Also, we are authorized to purchase insurance on behalf of an individual for liabilities incurred whether or not we would have the power or obligation to indemnify him pursuant to our bylaws.

   Our bylaws provide that individuals may receive advances for expenses if the individual provides a written affirmation of his good faith belief that he has met the appropriate standards of conduct and he will repay the advance if he is judged not to have met the standard of conduct.

Insofar as indemnification for liabilities arising under the securities act of 1933, as amended, may be permitted to directors, officers or persons controlling the company pursuant to the foregoing provisions, it is the opinion of the securities and exchange commission that such indemnification is against public policy as expressed in the act and is therefore unenforceable.

                                  PART F/S

     The audited financial statements of the Company for the Period March 22, 2000 (inception) to September 30, 2000 and related notes which are included in this offering have been examined by Barry L. Friedman, PC, and have been so included in reliance upon the opinion of such accountant given upon their authority as an expert in auditing and accounting.

                             The Furnishing Club
                        (A Development Stage Company)

                            FINANCIAL STATEMENTS
              March 22, 2000 (Inception) to September 30, 2000

                              TABLE OF CONTENTS


                                                                      PAGE #


     INDEPENDENT AUDITORS REPORT                                         F-1


     ASSETS                                                              F-2


     LIABILITIES AND STOCKHOLDERS' EQUITY                                F-3


     STATEMENT OF OPERATIONS                                             F-4


     STATEMENT OF STOCKHOLDERS' EQUITY                                   F-5


     STATEMENT OF CASH FLOWS                                             F-6


     NOTES TO FINANCIAL STATEMENTS                                  F-7-F-10

                        INDEPENDENT AUDITORS' REPORT


Board of Directors                                           October 3, 2000
The Furnishing Club
Las Vegas, NV

     I have audited the accompanying Balance Sheets of The Furnishing Club (A Development Stage Company), as of September 30, 2000, and the related statements of operations, stockholders' equity and cash flows for the period March 22, 2000(inception), to September 30, 2000. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

     I conducted my audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

     In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of The Furnishing Club (A Development Stage Company), as of September 30, 2000, and the results of its operations and cash flows for the period March 22, 2000 (inception), to September 30, 2000, in conformity with generally accepted accounting principles.

     The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #5 to the financial statements, the Company has suffered recurring losses from operations and has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. Management's plan in regard to these matters is described in Note #5. These financial statements do not include any adjustments that might result from the outcome of this uncertainty.


/s/ Barry Friedman
___________________________
Barry L. Friedman
Certified Public Accountant
1582 Tulita Drive
Las Vegas, NV 89123
(702) 361-8414

                             The Furnishing Club
                        (A Development Stage Company)
                              September 30, 2000


                                BALANCE SHEET


                                   ASSETS


                                                                  September
                                                                  30, 2000
CURRENT ASSETS

  Cash                                                           $    62,929
                                                               -------------
  TOTAL CURRENT ASSETS                                           $    62,929
                                                               -------------

OTHER ASSETS

  Deposits                                                       $       218
                                                               -------------
  TOTAL OTHER ASSETS                                             $       218
                                                               -------------

TOTAL ASSETS                                                     $    63,147
                                                               -------------

  The accompanying notes are an integral part of these financial statements

                             The Furnishing Club
                        (A Development Stage Company)
                              September 30, 2000


                                BALANCE SHEET


                    LIABILITIES AND STOCKHOLDERS' EQUITY




                                                                 September
                                                                 30, 2000
CURRENT LIABILITIES                                            $      10,149
                                                              --------------
  TOTAL CURRENT LIABILITIES                                    $      10,149
                                                              --------------

STOCKHOLDERS' EQUITY (Note #4)
  Preferred Stock
  Par Value $0.001
  Authorized 5,000,000
  Issued and Outstanding at
  September 30, 2000 - None                                    $           0

  Common stock
  Par value $0.001
  Authorized 20,000,000 shares
  Issued and outstanding at
  September 30, 2000 - 8,400,000 Shares                                8,400

  Additional Paid-In Capital                                          72,100

  Deficit accumulated during
  The Development stage                                              -27,502
                                                               -------------
TOTAL STOCKHOLDERS' EQUITY                                     $      52,998
                                                               -------------
TOTAL LIABILITIES AND
STOCKHOLDERS' EQUITY                                           $      63,147
                                                               -------------

  The accompanying notes are an integral part of these financial statements

                             The Furnishing Club
                        (A Development Stage Company)
              March 22, 2000 (inception), to September 30, 2000


                           STATEMENT OF OPERATIONS




                                                                  September
                                                                  30, 2000
INCOME
  Revenue                                                      $           0
                                                               -------------
EXPENSES
  General and
  Administrative                                                      27,502
                                                                ------------
TOTAL EXPENSES                                                 $      27,502
                                                              --------------

NET PROFIT/LOSS (-)                                            $     -27,502
                                                               -------------

Net Profit/Loss(-)
per weighted share
(Note #1)                                                      $      -.0033
                                                                ------------
Weighted average
Number of common
shares outstanding                                                 8,400,000
                                                                ------------

  The accompanying notes are an integral part of these financial statements

                             The Furnishing Club
                        (A Development Stage Company)
              March 22, 2000 (inception), to September 30, 2000


                STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY




                                                    Additional     Accumu-
                                Common     Stock     paid-in        lated
                                Shares     Amount    Capital       Deficit
March 22, 2000
Issued for Corporate
Services                          500,000  $   500 $         0

March 28, 2000
Issued for Cash                   100,000      100      19,900

September 29, 2000
Issued for cash                   240,000      240      59,760

September 29, 2000
Forward Stock Split
10 to 1                         7,560,000    7,560      -7,560

Net loss
March 22, 2000,
(Inception) to
September 30, 2000                                               $   -27,502
                      ------------------------------------------------------
Balance,
March 31, 2000                  8,400,000  $ 8,400 $    72,100   $   -27,502
                      ------------------------------------------------------

  The accompanying notes are an integral part of these financial statements

                             The Furnishing Club
                        (A Development Stage Company)
              March 22, 2000 (inception), to September 30, 2000


                           STATEMENT OF CASH FLOWS




                                                                  September
                                                                   30, 2000
Cash Flows from
Operating Activities

  Net Loss                                                       $   -27,502

  Adjustment to reconcile
  net loss to net cash
  provided by operating
  activities

  Issue Common Stock
  For Services                                                          +500

Changes in assets and
Liabilities
   Accounts Payable                                                   10,149
   Deposits                                                             -218
                                                                 -----------
Net cash used in
Operating activities                                             $   -17,071

Cash Flows from
Investing Activities                                                       0

Cash Flows from
Financing Activities

  Issuance of Common
  Stock for Cash                                                      80,000
                                                                  ----------
Net Increase (decrease)                                          $    62,929

Cash, Beginning of period                                                  0
                                                                ------------
Cash, End of Period                                              $    62,929
                                                                ------------

  The accompanying notes are an integral part of these financial statements

                             The Furnishing Club
                        (A Development Stage Company)


                        NOTES TO FINANCIAL STATEMENTS

                             September 30, 2000



NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

     The Company was organized March 22, 2000, under the laws of the State of Nevada as The Furnishing Club. The Company currently has no operations and in accordance with SFAS #7, is considered a development company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     Accounting Method

          The Company records income and expenses on the accrual method.

     Estimates

          The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

     Cash and equivalents

          The Company maintains a cash balance in a non-interest-bearing bank that currently does not exceed federally insured limits. For the purpose of the statements of cash flows, all highly liquid investments with the maturity of three months or less are considered to be cash equivalents. There are no cash equivalents as of September 30, 2000.

                             The Furnishing Club
                        (A Development Stage Company)


                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             September 30, 2000


       NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     Income Taxes

          Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting
          Standards No. 109 (SFAS #109) "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary difference between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

     Loss Per Share

          Net loss per share is provided in accordance with Statement of Financial Accounting Standards No. 128 (SFAS #128) "Earnings Per Share". Basic loss per share is computed by dividing losses available to common stockholders by the weighted average number of common shares outstanding during the period. Diluted loss per share reflects per share amounts that would have resulted if dilative common stock equivalents had been converted to common stock. As of March 31, 2000, the Company had no dilative common stock equivalents such as stock options.

     Year End

         The Company has selected December 31st as its fiscal year-end.

     Policy in Regards to Issuance of Common Stock in a Non-Cash Transaction

         The Company's accounting policy for issuing shares in a non-cash transaction is to issue the equivalent amount of stock equal to the fair market value of the assets or services received.

                             The Furnishing Club
                        (A Development Stage Company)


                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             September 30, 2000

NOTE 3 - INCOME TAXES

     There is no provision for income taxes for the period ended September 30, 2000, due to the net loss and no state income tax in Nevada, the state of the Company's domicile and operations. The Company's total deferred tax asset as of September 30, 2000, is as follows:

         Net operation loss carry forward    $       0
         Valuation allowance                 $       0
         Net deferred tax asset              $       0


NOTE 4 - STOCKHOLDERS' EQUITY

     Common Stock

     The authorized common stock of the corporation consists of 20,000,000 shares with a par value $.001 per share.

     Preferred Stock

     The authorized preferred stock of the corporation consists of 5,000,000 shares with a par value of $.001 per share.

     On March 22, 2000, the Company issued 500,000 shares of its $0.001 par value common stock for services valued at $.001 per share, or $500.00.

     On March 28, 2000, the Company issued 100,000 shares of its $0.001 par value common stock for $.20 per share or $20,000.00 cash.

     On September 29, 2000, the Company completed a public offering that was offered without registration under the Securities Act of 1933, as amended (The "Act"), in reliance upon the exemption from registration afforded by sections 4(2) and 3(b) of the Securities Act and Regulation D promulgated there under. The Company sold 240,000 shares of common stock at a price of $0.25 per share for a total amount raised of $60,000.

                             The Furnishing Club
                        (A Development Stage Company)


                  NOTES TO FINANCIAL STATEMENTS (CONTINUED)

                             September 30, 2000

NOTE 4 - STOCKHOLDERS' EQUITY (CONTINUED)

     On September 29, 2000, the Company approved a forward stock split on the basis of 10 for 1, thus increasing the common stock from 840,000 shares to 8,400,000 shares.

NOTE 5 - GOING CONCERN

     The Company's financial statements are prepared using generally accepted accounting principles applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, the Company does not have significant cash or other material assets, nor does it have an established source of revenues sufficient to cover its operating costs and to allow it to continue as a going concern.

     The stockholders/officers and or directors have committed to advancing the operating costs of the Company interest free, if necessary.

NOTE 6 - RELATED PARTY TRANSACTIONS

     The Company neither owns nor leases any real or personal property. An officer of the corporation provides office services without charge. Such costs are immaterial to the financial statements and accordingly, have not been reflected therein. The officers and directors of the Company are involved in other business activities and may in the future, become involved in other business opportunities. If a specific business opportunity becomes available, such persons may face a conflict in selecting between the Company and their other business interests. The Company has not formulated a policy for the resolution of such conflicts.


NOTE 7 - WARRANTS AND OPTIONS

     There are no warrants or options outstanding to acquire any additional shares of common or preferred stock.

PART III
                                  EXHIBITS

Exhibit 2      Plan of acquisition, reorganization or liquidation       None
Exhibit 3(i)   Articles of Incorporation                            Included
        3(i)(a)Amended Articles of Incorporation                    Included
Exhibit 3(ii)  Bylaws                                               Included
Exhibit 4      Instruments defining the rights of holders               None
Exhibit 9      Voting Trust Agreement                                   None
Exhibit 10     Trademark Application                                    None
Exhibit 11     Statement re: computation of per share earnings  See Financial
                                                                 Stmts.
Exhibit 16     Letter on change of certifying accountant                None
Exhibit 21     Subsidiaries of the registrant                           None
Exhibit 23     Consent of Auditors                                  Included
Exhibit 24     Power of Attorney                                        None
Exhibit 27     Financial Data Schedule                              Included


                                 SIGNATURES

     In accordance with Section 12 of the Securities and Exchange Act of 1934, the registrant caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                              THE FURNISHING CLUB

Date 10/5/00                  By:/s/ Hue Do
                                 Hue Do, President, Secretary,
                                         Treasurer & Director